Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 4 DATED JANUARY 16, 2025
TO THE PROSPECTUS DATED NOVEMBER 12, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated November 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of February 1, 2025;
•to disclose the calculation of our December 31, 2024 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
During the month ended, December 31, 2024, we closed on the acquisition of an industrial portfolio in Lumberton, New Jersey, for $61.5 million and the dispositions of three properties for a total sales price of $130.2 million, including two self-storage properties in Salem, Oregon, and a student housing property in Kennesaw, Georgia. These transactions, along with our other acquisitions in the second half of 2024, including International Business 4535 industrial warehouse in Charlotte, North Carolina, and the Elan at Bluffview apartments in Dallas, Texas, demonstrate our ability to create liquidity within the existing portfolio and redeploy into investments within our strongest conviction sectors.
February 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2025 (and repurchases as of January 31, 2025) is as follows:

Transaction Price (per share)
Class T	$26.6218
Class S	$26.6770
Class D	$26.6401
Class I	$26.7738
Class E	$28.3371
The February 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2024.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of December 31, 2024:

$ in thousands, except share/unit data
Components of NAV	December 31, 2024
Investments in real estate	$774,238
Investments in unconsolidated entities	148,905
Investments in real estate-related securities	56,472
Investment in commercial loan	12,996
Investment in affiliated fund	21,675
Cash and cash equivalents	48,820
Restricted cash	4,883
Other assets	4,395
Mortgage notes, revolving credit facility and financing obligation, net	(336,291)
Subscriptions received in advance	(835)
Other liabilities	(18,921)
Management fee payable	(359)
Accrued stockholder servicing fees	(16)
Non-controlling interests in joint-ventures	(91,455)
Net asset value	$624,507
Number of outstanding shares/units	22,676,865
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2024:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Operating Partnership Units(1)	Total
Net asset value	$16,791	$19,387	$23,368	$125,180	$34,821	$402,942	$2,018	$624,507
Number of outstanding shares/units	630,722	726,730	877,190	4,675,460	1,228,798	14,466,761	71,204	22,676,865
NAV Per Share/Unit as of December 31, 2024	$26.6218	$26.6770	$26.6401	$26.7738	$28.3371	$27.8530	$28.3371
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.2%	5.8%
Office	8.8%	7.3%
Industrial	7.6%	6.0%
Self-Storage	7.8%	5.8%
Multifamily	7.0%	5.5%
Student Housing	7.5%	5.8%
Retail	8.5%	7.4%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(2.0)%	(1.8)%	(1.9)%	(1.8)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.0%	2.8%	2.7%	3.0%	2.7%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.6)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is the Company’s first follow-on offering and commenced on November 12, 2024. As of January 13, 2025, we have issued and sold in our public offering (1) 80,910 shares of our common stock (consisting of 1,790 Class T shares, 13,695 Class S shares, 6,496 Class D shares, 58,577 Class I shares and 352 Class E shares) in the primary offering for total proceeds of $2.2 million and (2) 13,426 shares of our common stock (consisting of 1,439 Class T shares, 2,517 Class S shares, 2,765 Class D shares, 5,470 Class I shares and 1,235 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.4 million. As of December 31, 2024, our aggregate NAV was $624.5 million. We intend to continue selling shares in our public offering on a monthly basis.